

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 27, 2011

Via E-mail
David Alberga, CEO
The Active Network, Inc.
10182 Telesis Court, Suite 100
San Diego, CA 92121

> **Re: The Active Network, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed on April 11, 2011**
> **File No. 333-172254**

Dear Mr. Alberga:

        We have reviewed your amended filing and have the following comments. Prior comments refer to those in our letter dated March 11, 2011.

General

1.   We are in receipt of your confidential treatment application dated April 11, 2011. Any comments on this application will be provided in a separate letter.

Risk Factors, page 11

Our technology systems are vulnerable to damage…, page 15

2.   We note disclosure on the LaxPower web site that parts of the web site, including the home page and the forum, were unavailable for most of Thursday, April 21, 2011 as a result of the disruption in Amazon.com's web hosting services. The statement on the web site indicated that LaxPower and several other Active Network sites use Amazon's cloud computing service. Please tell us if the disruption in Amazon's web hosting service had a material impact upon your business and, if so, what consideration you have given to discussing this impact in your risk factor section.

"If credit card payment processors and service providers fail…", page 16

3.   We note your response to prior comment 5. Your use of large payment processing organizations to provide certain services to your customers appears to be a fact about your operations that should be discussed in the Business section of your prospectus. Refer to Item 101(c)(1)(i) of Regulation S-K. Please revise or tell us why you believe this information is not material to investors.

"As a result of becoming a public company…," page 26

4.   We note the statement in this risk factor that you had no material weaknesses in your internal controls as of December 31, 2011. Please revise.

Management Discussion and Analysis of Financial Condition and Results of Operations, page 45

Key Business Metrics, page 47

Net Registration Revenue and Registrations, page 48

5.   Please explain in this section why your average revenue per registration increased 6% from 2009 to 2010.

Critical Accounting Policies, page 49

Common Stock Valuations, page 53

6.   We note the revisions made in response to prior comment 12. It would appear more meaningful to present the re-priced exercise price per share for each option grant in this table, as was previously presented in your initial filing. We clarify that our prior comment was intended to address the column labeled as "Common Stock Fair Value per Share on Date of Grant." In this regard, the common stock fair value per share on the date of grant would appear to be $4.78 for each of the grants in January and February 2009. Your prior filing appeared to include prices equal to the *exercise price* per share in this column.

Executive Compensation, page 90

Base Salary, page 93

7.   We note the significant increases in the base salaries of most of your named executive officers effective July 1, 2011. Please disclose the specific factors considered, and the weight given each such factor, by your compensation committee in determining the specific increases to the base salaries of Messrs. Alberga, Landa, Mendel and Ehrlichman.

Performance-Based Cash Bonus Awards, page 93

8.   We note your response to prior comment 17 regarding the competitive harm that you believe would result from disclosure of your net revenue and adjusted EBITDA targets; however, we are unable to concur with your position that your disclosure of the goals for a completed financial period reasonably threatens competitive harm. In this regard, it is unclear from your response how competitors could pull together sufficiently-specific

information about your future operations and strategy from the disclosure of your goals to cause you competitive harm. Please note that where performance targets are tied to company-wide financial results that are publicly reported, companies should plan to disclose these kinds of performance targets if material to their compensation policies and decisions. Accordingly, please disclose the net revenue and adjusted EBITDA targets used in determining bonuses under your 2010 bonus plan or advise.

9.   We note your disclosure on page 94 that you achieved some, but not all, of your corporate objectives for your base plan for 2010. Please clarify whether you achieved your adjusted EBITDA and net revenue targets for 2010. Also, please identify the other corporate objectives considered by your compensation committee in approving the 2010 bonus awards, explaining how those objectives were measured and the degree to which each was achieved. Finally, explain how the compensation committee calculated the amount of the cash bonus received by each of your named executive officers.

Stock-Based Incentive Awards, page 95

10.   We note your response to prior comment 18. Please expand your disclosure to explain how the compensation committee considered and weighed each factor you identify in determining the number of options to award each of your named executive officers for fiscal 2010. For example, explain how the compensation committee evaluated company performance in awarding options. Disclose if the committee considered any quantitative or qualitative measures of company performance and, if it did, how the company performed against each measure. Also, identify the specific market data the compensation committee considered and how this data was considered and weighed in determining the number of options awarded to each named executive officer.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Matthew Crispino, Staff Attorney, at (202) 551-3456 or, in his absence, to me at (202) 551-3735.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Via E-mail
        Michael S. Kagnoff, Esq
        DLA Piper LLP (US)